Banyan Acquisition Corporation

400 Skokie Blvd, Suite 820

Northbrook, Illinois 60062

November 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Nasreen Mohammed, Mr. Adam Phippen, Ms. Kate Beukenkamp and Mr. Dietrich King

Re:	Banyan Acquisition Corp Amendment No. 1 to Registration Statement on Form S-4 Filed November 1, 2023 File No. 333-274442

Ladies and Gentlemen:

This letter sets forth responses of Banyan Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 16, 2023 with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is concurrently with this letter publicly filing Amendment No. 2 to the Registration Statement, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4

Questions and Answers About the Business Combination

Q. How will the New Pinstripes Public Warrants differ from the New Pinstripes Private..., page 46

1.	Staff’s comment: We note your response to prior comment 8, including the addition of a new Q&A regarding the differences between the New Pinstripes Public Warrants and the New Pinstripes Private Placement Warrants. Please revise this section to include discussion clarifying whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. We note your disclosure in your risk factor beginning with "Banyan may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..."

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Registration Statement.

Material Tax Considerations of the Merger to U.S. Holders of Pinstripes Common Stock, page 201

2.	Staff’s comment: We note your response to prior comment 20 and re-issue the comment. Please provide a tax opinion as to the qualification of the Business Combination under Section 368 and the tax consequences to shareholders. In this regard, we note the filing contains representations as to the aforementioned tax consequences. For example, on page 201, in the middle of the last paragraph, you disclose: "Therefore, the tax treatment of the Merger is inherently uncertain." We further note that this uncertainty as to the tax consequences appears to render such consequences material. Please refer to Staff Legal Bulletin No. 19 for guidance; we draw your attention in particular to section III.C.4, which offers guidance on how to provide opinions subject to uncertainty.

Response: The Company acknowledges the Staff’s comment and has provided the tax opinion as Exhibit 8.1 to the Registration Statement and revised the disclosure on page 207 of the Registration Statement to reference the tax opinion.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Pinstripes

Key Performance Metrics, page 268

3.	Staff’s comment: Please tell us your consideration of disclosing additional key performance metrics analyzed by management to explain operating results. Refer to Item 303(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 277 through 279 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler of Kirkland & Ellis at (212) 446-4660.

Sincerely,

/s/ Keith Jaffee
Keith Jaffee
Chief Executive officer

VIA E-MAIL

cc:	Christian Nagler, P.C., Kirkland & Ellis LLP

Peter Seligson, P.C., Kirkland & Ellis LLP

Mark Wood, Katten Muchin Rosenman LLP

Elizabeth McNichol, Katten Muchin Rosenman LLP